11020269

SECU[...]SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC Mail Processing Section

MAR 01 2011

Washington, DC 124

SEC FILE NUMBER
8-49899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HS & Co., Inc. (formerly Houlihan Smith & Company, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison Street, Suite 2600
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew D. Smith (312) 450-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew D. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HS & Co., Inc. (formerly Houlihan Smith & Company, Inc.), as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANNA NIEMCZEWSKA
Notary Public - State of Illinois
My Commission Expires Nov 12, 2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HS & CO., INC.
(formerly Houlihan Smith & Company, Inc.
and Subsidiaries)

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
HS & Co., Inc. (formerly Houlihan Smith & Company, Inc.)

We have audited the accompanying statement of financial condition of HS & Co., Inc. (formerly Houlihan Smith & Company, Inc. and Subsidiaries) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HS & Co., Inc. (formerly Houlihan Smith & Company, Inc. and Subsidiaries) as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 15, 2011

HS & CO., INC.
(formerly Houlihan Smith & Company, Inc.
and Subsidiaries)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	259,258
Notes receivable (Note 3)		153,556
Other assets		16,655
TOTAL ASSETS	**$**	**429,469**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Due to affiliated entity (Note 3)	$	65,000
Due to ESOP		32,125
Total liabilities		97,125
COMMITMENTS AND CONTINGENCIES (Notes 3, 4 and 5)		
SHAREHOLDERS' EQUITY (Note 2):		
Preferred stock, $0.001 par value, authorized 1,000,000 shares, no shares outstanding		-
Common stock, $0.001 par value, authorized 100,000,000 shares, 1,341,075 shares outstanding		1,341
Additional paid-in capital		2,454,432
Deficit		(2,012,746)
		443,027
Less: Treasury stock (39,369 shares) at cost		(110,683)
Total shareholders' equity		332,344
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**429,469**

The accompanying notes are an integral part of this statement

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

HS & Co., Inc. ("the Company" or "HSC"), formerly known as Houlihan Smith & Company, Inc., is a Nevada corporation and is an investment banking firm and operates as a consultant where it participates in mergers and acquisitions, advisory services, valuations and other financial opinions for a fee. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered with the Securities and Exchange Commission ("SEC") as a licensed broker-dealer.

The Company was the sole member of the following limited liability companies: Houlihan Smith Advisors, LLC ("HSA"), Houlihan Smith Capital Markets, LLC ("HSCM"), Houlihan Smith Restructuring, LLC ("HSR"), Houlihan Smith Ghana, Ltd. (HS Ghana) and Houlihan Smith (UK) Limited ("HS UK").

In July 2010, the Board of Directors of HSC voted to separate the Company into two groups: 1) HSC operations would separate from the consolidated group and 2) HSA and HSCM operations would stand alone under new owners. Concurrently with the decision to separate, the board of directors of the Company hired an independent fiduciary, Consulting Fiduciaries, Inc., to oversee the separation process as well as represent the ESOP interests in the separation. Additionally, the board of directors formally terminated the operations of HSR, HS Ghana, and HS UK as of July 31, 2010, and is in the process of winding up their operations.

In September 2010 the Company changed its name HS & Co., Inc. On November 16, 2010, the Company completed a sale of the assets of the previous subsidiaries Houlihan Smith Advisors, LLC and Houlihan Smith Capital Markets, LLC, in exchange for notes receivable of $176,556, to a new company formed by the managers of the subsidiaries (see Note 3).

The financial statements for the year ending December 31, 2010 have included the operations of the sold/terminated subsidiaries in discontinued operations.

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(i) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Furniture and Equipment

Furniture and equipment was recorded at cost. Depreciation was computed using the straight-line method over the estimated useful lives of the assets, which was three years. Repairs and maintenance costs were expensed as incurred, and expenditures for additions and major improvements were capitalized.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is an S-Corporation for income tax purposes and, accordingly, income or loss of the Company flows through to the individual shareholders.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2006. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2010.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency translation

The functional currencies of the dissolved British and Ghanaian subsidiaries were their local currency. Accordingly, the Company used the period and exchange rates to translate their assets and liabilities and the weighted average exchange rate for the period to translate their revenues, expenses, gains and losses into U.S. dollars. The Company included the translation adjustments as a separate component of accumulated other comprehensive income within shareholders' equity. As noted, the UK and Ghana subsidiaries were dissolved during the year and their operations and other accumulated comprehensive loss is included in discontinued operations.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Investments in Securities at Fair Value-Definition and Hierarchy

The Company values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants and the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Valuation of Investments in Securities at Fair Value-Definition and Hierarchy *(concluded)*

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Securities owned by the Company (substantially warrants earned in conjunction with advisory services) were recorded at market value and related changes in market value were reflected in income. Stocks and warrants for which there was no public market were valued based upon a valuation obtained by management. The valuation considered various factors such as earnings history, financial condition, recent sales prices of the issuer's securities and the proportion of securities owned. The Company held restricted warrants classified as Level 3 securities as determined under ASC 820.

Fair Value Measurements

The Company does not hold any assets in accordance with ASC 820 at December 31, 2010.

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs were used to determine the fair value of positions that the Company had classified within the Level 3 category. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2010:

	Level 3 Beginning Balance January 1, 2010	Realized and Unrealized Gains (Losses)	Purchases, Sales and Settlements	Net Transfers In and/or (Out) of Level 3	Level 3 Ending Balance December 31, 2010	Change in Unrealized Gains (Losses) for Investments Still Held at December 31, 2010
Assets						
Investments in securities, at fair value	$ 150,000	$ (150,000)	$ -	$ -	$ -	$ -

Effective January 1, 2010, the Company adopted the provisions of FASB Accounting Standards Update ("ASU") No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. In accordance with this ASU, the Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2010.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2010, the Company had net capital and net capital requirements of $162,133 and $6,475, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.60 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leased office space from an unrelated party under a non-cancellable operating lease expiring in 2011. During 2011, these leases expired and the Company shares office space with an affiliated entity.

During the year ended December 31, 2010, total rental expense was approximately $560,000.

The Company and a related entity have an agreement whereby the Company can process business for the related entity. At December 31, 2010, the Company had a payable to the related entity in the amount of $65,000 for business completed by the Company during 2010.

In connection with the sale of HSA and HSCM, the Company obtained three notes receivable totaling $176,556 from three previous shareholders of the consolidated group. The notes bear interest at 8% per annum, are due in monthly installments of principle and interest totaling $23,000 until paid in full. The notes are secured by interests in partnerships and limited liability companies held by the makers of the notes.

NOTE 4 - EMPLOYEE STOCK OWNERSHIP PLAN

During 2006 the Company established an employee stock ownership plan ("Plan") whereby the Company will make contributions of HSC stock to the ESOP trust on a discretionary basis. Pursuant to the Plan all employees of the Company are eligible to participate in the Plan. The Company had allocated up to 1,000,000 of its authorized common shares for contribution to the Plan. It was expected that in future years the Company would be able to continue to make additional discretionary contributions to the Plan and the Company would authorize additional shares to be allocated for such purpose. Plan participants vested 100% in three years provided that they remained employed by the Company. Plan shares that had been allocated to Plan participants that terminated employment with the Company prior to vesting forfeited their shares, which were then reallocated among remaining Plan participants.

During the year ended December 31, 2010, the Company contributed 103,030 shares valued at $1,700,000 to the ESOP for its Plan Year 2009. The Company terminated its ESOP on November 16, 2010 and will not be making a contribution for its Plan Year 2010.

NOTE 4 - EMPLOYEE STOCK OWNERSHIP PLAN (concluded)

During the year ended December 31, 2010, certain shareholders of the Company contributed to the ESOP 654,100 shares of the Company's common stock for nominal consideration, which has increased the ownership of the Company by the ESOP to approximately 72% of the issued and outstanding stock of the Company.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the Company's investment activities, the Company may receive securities for its services and may incur losses if the market value of the securities decline subsequent to December 31, 2010.

The Company's financial instruments, including cash and cash equivalents, receivables and other assets, are carried at amounts which approximate fair value. Securities owned, if any, are valued at market value using quoted market prices or valued at fair value as described above. Due to affiliated entity is carried at an amount which approximates fair value.

Several legal proceedings covering client requests for refunds and labor claims are currently pending or threatened against the Company. In all cases, management believes the Company is indemnified by the purchaser of the assets of HSA, which is subject to mediation and arbitration. In addition, the Company has sufficient insurance related to the labor claim. At this time, management is of the opinion that any pending litigation is covered either by the aforementioned indemnification and/or related insurance coverage, and, accordingly, no amounts have been accrued in the financial statements.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

SEC
Mail Processing
Section
MAR 01 2011
Washington, DC
124

To the Board of Directors of
HS & Co., Inc. (formerly Houlihan Smith & Company, Inc.)
500 W. Madison Street, Suite 2600
Chicago, IL 60661

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by HS & Co., Inc. (the "Company"), formerly Houlihan Smith & Company, Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 15, 2011

HS & CO., INC.
(formerly Houlihan Smith & Company, Inc.
and Subsidiaries)

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2010

General Assessment per Form SIPC-7, including interest	$ 2,062
Less payment made with Form SIPC-6	-
Less prior overpayment applied	(32,662)
Overpayment reported with Form SIPC-7	**$ (30,600)**

HS & CO., INC.
(formerly Houlihan Smith & Company,
Inc. and Subsidiaries)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.